Entergy New Orleans, Inc.
1600 Perdido Street
New Orleans, Louisiana 70112

Entergy New Orleans Storm Recovery Funding I, L.L.C.
1600 Perdido Street
L-MAG-505A
New Orleans, Louisiana 70112

May 29, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Arthur C. Sandel and Lulu Cheng, Esq.

Re:Entergy New Orleans, Inc.
Entergy New Orleans Storm Recovery Funding I, L.L.C.
Registration Statement on Form S-3
File Nos. 333-203320 and 333-203320-01
Ladies and Gentlemen:
Entergy New Orleans, Inc. and Entergy New Orleans Storm Recovery Funding I, L.L.C. (collectively, the “Registrants”) jointly thank you for your letter of comments dated May 6, 2015 (the “Letter”) that relate to the Form S-3 registration statement referenced above (the “Registration Statement”).
We have revised the Registration Statement in response to the Letter, and have also made other related revisions and updating changes where appropriate to the base prospectus and prospectus supplement, and we have, concurrently with the delivery of this letter, filed an Amendment No. 1 to the Registration Statement, including all outstanding exhibits. For your convenience, we have attached to this letter marked pages from the Registration Statement showing the relevant changes.
COMMENT:
Registration Statement on Form S-3
General
1. We note that, although you included Tables of Contents, you did not include page numbers in the form of prospectus supplement or the form of prospectus. In your next amendment, please include page numbers throughout. Our comments in this letter refer to page numbers automatically generated on a hard copy printout of the EDGAR filing.
RESPONSE:
We apologize for the technical glitch in the preparation of the EDGAR filing and all pages now have page numbers at the bottom with the designation “S-” on the pages for the prospectus supplement.

COMMENT:
2. Please confirm that the sponsor or any issuing entity previously established, directly or indirectly, by the sponsor or any affiliate of the sponsor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Also, please provide us with the CIK code for any affiliate of the sponsor that has offered a class of asset-backed securities involving the same asset class as this offering.
RESPONSE:
We confirm that the sponsor and each issuing entity previously established by the sponsor and its affiliates have been current and timely with the applicable Exchange Act reporting for the last 12 months with respect to asset-backed securities. The only affiliates of the sponsor that have previously issued asset-backed securities involving the same asset class (i.e., ratepayer relief property or similar property under other state laws) are (i) Entergy Arkansas Restoration Funding, LLC whose CIK code is 0001495216; (ii) Entergy Louisiana Investment Recovery Funding I, L.L.C. whose CIK code is 0001523519; (iii) Entergy Gulf States Reconstruction Funding I, LLC whose CIK code is 0001396549; and (iv) Entergy Texas Restoration Funding, LLC, whose CIK code is 0001471728.
COMMENT:
3. Please confirm that all agreements will be filed simultaneously with or prior to the final prospectus, including unqualified legal and tax opinions. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.
RESPONSE:
Substantially final drafts of all agreements and legal and tax opinions were filed as exhibits to Amendment No. 1 to the Registration Statement. We confirm that all agreements will be filed simultaneously with or prior to the final prospectus, including unqualified legal and tax opinions.
COMMENT:
Form of Prospectus Supplement
Summary of Terms
Securities Offered, page 6
4. Please revise to identify the various tranches offered by the prospectus and any tranches issued in the same transaction that are not being offered by the prospectus. Refer to Item 1103(a)(3)(i) of Regulation AB.
RESPONSE:
We confirm that the final prospectus and prospectus supplement will list and will offer all the tranches that will be offered in the transaction.

COMMENT:
Priority of Distributions, page 10, and Credit Enhancement - How Funds in the Collection Account Will Be Allocated, page 20
5. Please describe the payment priorities and allocations among the tranches of securities offered. Refer to Items 1103(a)(3)(vi) and 1113(a)(2) of Regulation AB.
RESPONSE:
We confirm that the final prospectus and prospectus supplement will describe the tranches that will be offered in the transaction. We note that in the form of prospectus supplement under “The Storm Recovery Bonds-Principal Payments, “ -Distribution Following Acceleration” and “-Interest Payments” (pages S-11 through S-16) we describe generally that, if there are multiple tranches of bonds issued, the bonds will receive interest on a pro rata basis and that the varying tranches of bonds will receive distributions of principal according to their respective sinking fund schedules. We also note that if there is an acceleration of maturity of any tranche of the bonds, the total outstanding principal balance of and interest accrued on the storm recovery bonds will be payable, without priority of interest over principal or principal over interest and without regard to tranche.
COMMENT:
6. Please identify any events in the transaction agreements that can trigger liquidation or amortization or other performance triggers that would alter the transaction structure or the flow of funds. Refer to Items 1103(a)(3)(vii) and 1113(a)(7) of Regulation AB.
RESPONSE:
We refer you to “Description of the Storm Recovery Bonds- Events of Default; Rights Upon Event of Default” (pages 53 to 55 of the prospectus) which itemizes certain instances under the Indenture which would constitute events of default. As noted in the response to Comment 5, if there is an acceleration of maturity of any tranche of the bonds, the total outstanding principal balance of and interest accrued on all of the storm recovery bonds will be payable, without priority of interest over principal or principal over interest and without regard to tranche. An acceleration of maturities is the only circumstance where the flow of funds would be altered under the indenture.
Under the Securitization Law and the indenture, the trustee or the storm recovery bondholders, under limited circumstances, have the right to foreclose upon and sell the storm recovery property, which constitutes the security for the bonds. However, as described in the prospectus, there is likely to be a limited market, if any, for the storm recovery property. Therefore, foreclosure might not be a realistic or practical remedy.
Finally, events of default do not include “performance triggers” which relate to the cash flow generated from the underlying asset (i.e., the storm recovery property). This is because the storm recovery property includes the right to adjust storm recovery charges to meet the bond debt service requirement. Thus, if storm recovery charge revenues are insufficient in any period to pay the full scheduled principal payment on the bonds, due to forecasting errors or payment delinquencies, the storm recovery charges are re-adjusted (“trued-up”) in the next period to satisfy the payment deficiency from the prior period. But, absent a failure to pay interest or maturing principal on the bonds, a revenue shortfall does not constitute an event of default nor does it trigger any other remedial action by the trustee under the indenture.

COMMENT:
Payment Dates and Interest Accrual, page 11
7. Please state the expected final and final scheduled maturity date of each tranche of securities offered. Refer to Item 1103(a)(3)(iii) of Regulation AB.
RESPONSE:
We note that both the cover and page S-9 of the prospectus supplement contain tables with placeholders for the scheduled final payment date and maturity date of each tranche of securities offered. We confirm that that information will be included in the final prospectus and prospectus supplement.
COMMENT:
Form of Prospectus
General
8. Please revise the primary section headings throughout your prospectus to eliminate duplication.
RESPONSE:
We have undertaken to revise the headings which we believe could be seen to be duplicative in the revised prospectus supplement and base prospectus filed concurrently herewith.
COMMENT:
9. Please include a description of the sponsor’s securitization experience. Refer to Item 1104(c) of Regulation AB.
RESPONSE:
Under “The Depositor, Seller, Initial Servicer and Sponsor- Servicing Experience Relating to Storm Recovery Charges” on page 38 of the prospectus it states that “The storm recovery charge will be the first such charge imposed in the ENO service territory. Although the Council has not authorized a storm recovery (or similar securitization) charge and ENO has not serviced such a charge in the past, affiliates of ENO have serviced similar securitization charges in Louisiana and in other states.”
COMMENT:
Entergy New Orleans Storm Recovery Funding I, L.L.C., The Issuing Entity
Our Relationship with ENO, page 67
10. Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties. Refer to Item 1119 of Regulation AB.
RESPONSE:
Please see “Affiliations and Certain Relationships” added to page 41 of the prospectus.

COMMENT:
The Trustee, page 82
11. We note your bracketed placeholder relating to trustee disclosure. Please revise to include a description of the roles and responsibilities of the trustee. Also, please confirm that a description of the trustee’s prior experience serving as a trustee for asset-backed securities transactions involving similar pool assets will be provided. Refer to Item 1109 of Regulation AB.
RESPONSE:
At the time we filed the Registration Statement we had not yet chosen the trustee for the transaction. Please see the updated disclosure about The Bank of New York Mellon.
COMMENT:
The Sale Agreement
Seller Representations and Warranties, page 88
12. Please identify which of the representations and warranties in the Sale Agreement that are made by the seller to the issuing entity will be assigned by the issuing entity to the trustee for the benefit of the bondholders.
RESPONSE:
On page 58 of the prospectus in the first bullet point under “Security for the Storm Recovery Bonds-Pledge of Collateral” it states that the collateral pledged to the trustee under the indenture includes “our rights under the sale agreement pursuant to which we will acquire the storm recovery property, under the administration agreement and under the bill of sale delivered by ENO pursuant to the sale agreement.” Thus the trustee receives the benefit of all representations and warranties made by the sponsor, ENO. The Sale Agreement also provides that the Trustee is an express third party beneficiary thereto.
COMMENT:
Where You Can Find More Information, page 109
13. We note your statements here and elsewhere in the prospectus and prospectus supplement indicating that summaries of certain agreements filed as exhibits may not be complete and are qualified in their entirety by reference to the respective exhibit. As you are responsible for the accuracy of the information in the filing, this type of disclaimer is not appropriate. While disclosure may direct investors to read the entirety of the applicable agreement for a more complete discussion, the description of the material terms of the applicable agreement must be complete. Please revise accordingly and apply this comment to similar statements throughout the prospectus and prospectus supplement.
RESPONSE:
We have revised these cross references in the revised prospectus supplement and base prospectus filed concurrently herewith in response to your comment.
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The Registrants acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact our counsel, Eric Tashman at Sidley Austin LLP, at 415.772.1214, or by e-mail at etashman@sidley.com, if you have any questions or further comments.

Very truly yours,

ENTERGY NEW ORLEANS, INC.

By /s/ Steven C. McNeal
Name: Steven C. McNeal
Title: Vice President and
Treasurer

ENTERGY NEW ORLEANS STORM RECOVERY FUNDING I, L.L.C.

By /s/ Steven C. McNeal
Name: Steven C. McNeal
Title: Vice President and
Treasurer